                     INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Alfa International Corp.

We have audited the accompanying consolidated balance sheets of Alfa International Corp. and subsidiary as of December 31, 1999 and 1998 and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards required that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Alfa International Corp. and subsidiary at December 31, 1999 and 1998, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company's financial position at December 31, 1999 and results of operations and cash flows to December 31, 1999 raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                                             WISS & COMPANY, LLP

Livingston, New Jersey
January 14, 2000

                   ALFA INTERNATIONAL CORP. AND SUBSIDIARY
                         CONSOLIDATED BALANCE SHEETS

                                                           December 31,
           ASSETS                                    1999               1998
                                                   --------           -------
CURRENT ASSETS:
  Cash and equivalents                            $ 284,912         $   9,897
  Accounts receivable                                 8,664             7,173
  Inventories:
   Raw materials                                     23,190            47,869
   Work-in-process                                   18,107               -
   Finished goods                                       -              11,795
  Prepaid expenses                                    4,452            19,073
                                                   --------          --------
       Total Current Assets                         339,325            95,807

PROPERTY AND EQUIPMENT:
  Office and computer equipment                      37,720            35,872
  General plant                                      22,598            22,598
  Furniture and fixtures                              5,006             5,006
  Leasehold improvements                                -               5,924
                                                   --------          --------
                                                     65,324            69,400
  Less:Accumulated depreciation and amortization     49,870            42,879
                                                   --------          --------
                                                     15,454            26,521

OTHER ASSETS                                            -               4,747
                                                   --------          --------
                                                 $  354,779        $  127,075


          LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Accounts payable                               $      519        $  105,519
  Accrued expenses and other current liabilities      5,301             4,675
                                                   --------          --------
        Total Current Liabilities                     5,820           110,194

COMMITMENTS

STOCKHOLDERS' EQUITY:

Common stock - $.01 par value: authorized
   15,000,000 shares; issued and outstanding
   7,641,398 shares in 1999 and 6,441,398
   shares in 1998                                    76,414            64,414

Capital in excess of par value                    5,181,703         4,168,703
Retained earnings (deficit)                      (4,909,158)       (4,216,236)
                                                  ---------         ---------
        Total Stockholders' Equity                  348,959            16,881
                                                  ---------         ---------
                                                 $  354,779        $   127,075

See accompanying notes to consolidated financial statements.

              ALFA INTERNATIONAL CORP. AND SUBSIDIARY
               CONSOLIDATED STATEMENTS OF OPERATIONS

                                                      Year Ended December 31,
                                                      -----------------------
                                                       1999             1998
                                                      ----------- -----------
REVENUES:
  Net Sales                                       $   130,732      $    71,581
  Gain on settlement of trade payables                 47,852           12,000
  Other income                                          6,997           18,408
                                                   ----------       ----------
                                                      185,581          101,989

COSTS AND EXPENSES:
  Cost of sales                                       115,872           72,468
  Selling, general and administrative                 762,631          407,295
                                                   ----------       ----------
                                                      878,503          479,763

NET LOSS                                          $  (692,922)     $  (377,774)

BASIC AND DILUTED LOSS PER SHARE                  $      (.10)     $      (.06)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING       6,783,590        6,308,967

See accompanying notes to consolidated financial statements.

                                    F-3

                         ALFA INTERNATIONAL CORP. AND SUBSIDIARY
                 CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY


                                      Common Stock       Capital in    Retained
                                                 Par      Excess of    Earnings
                                    Shares      Value     Par Value    (Deficit)
                                     -------------------------------------------

BALANCES AT DECEMBER 31, 1997   6,018,898  $  60,189  $ 3,886,677  $ (3,838,462)

YEAR ENDED DECEMBER 31, 1998:
   Issuance of common stock for
      cash, less related costs     422,500      4,225      282,026           -
   Net loss                                -          -            -        (377,774)
                                     ---------  ---------   ----------   -----------

BALANCES AT  DECEMBER 31, 1998       6,441,398     64,414    4,168,703    (4,216,236)

YEAR ENDED DECEMBER 31, 1999:
   Issuance of stock options for
     consulting services                   -          -        500,000           -
   Issuance of common stock upon
     exercise of stock options       1,200,000     12,000      513,000           -
   Net loss                                -          -            -         (692,922)
                                     ---------  ---------   ----------   ------------
                                     7,641,398     76,414   $5,181,703   $ (4,909,158)

See accompanying notes to consolidated financial statements.

                                 F-4

                    ALFA INTERNATIONAL CORP. AND SUBSIDIARY
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                           Year Ended December 31,
                                                           -----------------------
                                                              1999          1998
                                                           -----------------------

CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss                                                 $ (692,922)   $ (377,774)
  Adjustments to reconcile net loss to net cash
   flows from operating activities:
    Depreciation and amortization                              12,619        34,442
    Gain on sale of property                                     (499)          -
    Loss on write-off of goodwill                                 -          51,713
    Stock options issued for consulting services              500,000           -
    Changes in operating assets and liabilities:
      Accounts receivable                                      (1,491)       (6,030)
      Inventories                                              18,367        36,381
      Prepaid expenses                                         14,621          (976)
      Accounts payable                                       (105,000)      (37,561)
      Other assets                                              4,747          (349)
      Accrued expenses                                            626       (10,068)
                                                           ----------    -----------
         Net cash flows from operating activities            (248,932)     (310,222)

CASH FLOWS FROM INVESTING ACTIVITIES:
  Acquisition of property and equipment                        (1,848)       (8,220)
  Proceeds from sale of property                                  795           -
                                                           ----------    -----------
         Net cash flows from investing activities              (1,053)       (8,220)

CASH FLOWS FROM FINANCING ACTIVITIES-
  Proceeds from issuance of common stock                      525,000       286,251
                                                           ----------    ----------

NET CHANGE IN CASH AND EQUIVALENTS                            275,015       (32,191)

CASH AND EQUIVALENTS, BEGINNING OF YEAR                         9,897        42,088
                                                           ----------    ----------

CASH AND EQUIVALENTS, END OF YEAR                          $  284,912    $    9,897

SUPPLEMENTAL CASH FLOW INFORMATION:
  Noncash investing and financing activities:
    Issuance of common stock options for
    consulting services                                    $  500,000    $      -

See accompanying notes to consolidated financial statements.

                                  F-5

           ALFA INTERNATIONAL CORP. AND SUBSIDIARY
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1  -  NATURE OF THE BUSINESS AND SUMMARY OF SIGNIFICANT
           ACCOUNTING POLICIES:

     Principles of Consolidation - The consolidated financial statements include the accounts of Alfa International Corp. ("Alfa") and its wholly-owned subsidiary, Ty-Breakers Corp. ("Ty-Breakers") collectively referred to as the "Company". All intercompany transactions have been eliminated in consolidation.

     Nature of the Business - Alfa is a holding company which operates through its Ty-Breakers subsidiary. Ty-Breakers is a manufacturer and distributor of Tyvek apparel products, for sale primarily in the United States. All of Ty-Breakers' Tyvek is purchased from one unrelated supplier who is the sole producer of Tyvek.

     Financial Instruments - Financial instruments include cash, accounts receivable, accounts payable and accrued expenses.
The amounts reported for financial instruments are considered to be reasonable approximations of their fair values, based on market information available to management.

     Estimates and Uncertainties - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results, as determined at a later date, could differ from those estimates.

     Inventories - Inventories are stated at the lower of cost (first-in, first-out method) or market. At December 31, 1999 and 1998, inventories were reduced by $35,853 and $30,000, respectively, for quantities on hand in excess of normal usage. Management believes that the resulting reserves of $65,853 and $30,000 at December 31, 1999 and 1998, respectively, are adequate.

     Property and Equipment - Property and equipment are stated at cost. Depreciation has been computed using an accelerated method over an estimated life of 5 years for furniture and equipment and the lease term for leasehold improvements.

     Income Taxes - The Company is subject to income taxes at both the Federal and state level. Separate state income tax returns are filed with each state in which the Company conducts business.

     Deferred tax assets and liabilities are recognized based on differences between the book and tax bases of assets and liabilities using presently enacted income tax rates. The provision for income taxes is determined by applying the provisions of the applicable enacted tax laws to taxable income for that period and the net change during the period in the Company's deferred tax assets and liabilities. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

           ALFA INTERNATIONAL CORP. AND SUBSIDIARY
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     Stock-Based Compensation - The Company accounts for stock-based compensation using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", and related Interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price at the date of grant over the amount an employee must pay to acquire the stock. Because the Company grants options at a price equal to the market price of the stock on the dates of grant, no compensation expense is recorded.

The Company did not grant any stock options to employees during 1998 or 1999.

Had compensation cost been based upon fair value of the option on the date of grant, as prescribed by SFAS 123, the Company's proforma net loss and net loss per share would have been unchanged in 1999 and 1998 using the Black-Scholes option valuation model.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of normal publicly traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employees stock options.

     Net Loss Per Share - Basic and diluted loss per share are based upon the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share does not assume the conversion, exercise or contingent issuance of securities that would have a dilutive effect on loss per share.

     Goodwill - Goodwill consists of the excess of cost over fair market value of the net assets of an acquired business. Goodwill is amortized using the straight-line method over five years. The carrying value of goodwill is periodically reviewed by the Company based on expected future undiscounted operating cash flows. Based upon its most recent analysis, the Company believes that a material impairment existed at December 31, 1998. As such, goodwill was written off in its entirety.

     Reclassification - Certain amounts previously reported have been reclassified to conform to current year presentation.

NOTE 2  - GOING CONCERN AND LIQUIDITY:

The Company has incurred significant operating losses raising substantial doubt about its ability to continue as a going concern. The continued existence of the Company is dependent upon its ability to raise additional financing and eventually upon obtaining profitable operations. There can be no assurance that such financing will be available to the Company upon acceptable terms.

In an effort to obtain profitable operations, the Company will attempt to increase sales by introducing a new product line, recruiting sales representatives, attending trade shows and updating and redistributing its existing merchandise catalog. Should the Company be unsuccessful in its attempts to raise capital and/or increase sales, the Company may not be able to continue operations.

NOTE 3  - COMMITMENTS:

     Lease - The Company leased its premises under a noncancellable operating lease which expired on June 30, 1999, when the Company moved to its new location in Jersey City, New
Jersey.  The new premises are leased on a month-to-month basis.
Rent expense for 1999 and 1998 was $26,737 and $40,549, respectively.

           ALFA INTERNATIONAL CORP. AND SUBSIDIARY
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     Employment Agreements - The Company is obligated through December 2001 to pay its president/chief executive officer an annual base salary of $100,000 plus an additional amount based on gross revenue. The Company is also obligated through December 2001 to pay its vice-president of sales an annual base salary of $45,000, plus an additional amount based on net sales.

NOTE 4  - STOCKHOLDERS' EQUITY:

     Preferred Stock - Alfa has 978,400 shares of undesignated preferred stock which may be issued with such rights and preferences as the Board of Directors may determine. Therefore, the undesignated preferred stock may be issued with liquidation, dividend, voting and other rights superior to those of existing common shareholders, including the right to elect a controlling number of directors as a class.

     Stock Option Plan - Alfa's Stock Option Plan provides for the granting of Incentive Stock Options and Non-qualified Stock Options to all employees and others who perform key services to purchase up to 750,000 shares of common stock at an exercise price equal to at least the fair market value of a share of common stock on the date of grant (exercise prices for incentive options for holders of more than 10% of the outstanding common stock must be at least 110% of the fair market value on the date of grant). Incentive stock options are exercisable in 20% increments commencing one year after the date of grant and generally expire five years after the date of grant. The Stock Option Plan expired on December 27, 1997.

     In connection with their employment agreements, the Company issued a total of 375,000 stock options to its president and vice-president in August, 1997. The options are exercisable at a price of $1.00 per share and expire five years from the date of grant.

     At December 31, 1999, there were 375,000 stock options outstanding under the Stock Option Plan, of which 225,000 were exercisable. The remaining options vest at a rate of 75,000 shares per annum through 2001.

     During 1997, in connection with the settlement of an outstanding obligation with a creditor, the Company paid $9,647 in cash and granted the creditor the option to purchase 125,000 shares of the Company's Common Stock, exercisable at $.10 per share through November 5, 2007.

     On January 20, 1999, the Company entered into a consulting agreement whereby four sets of stock options were granted - each set consisted of 500,000 shares with the exercise price of each set $.25, $.50 $.75 and $1.00 per share, respectively. The fair value of the options were estimated on the date of grant using the Black-Scholes option - pricing model with the following assumptions: expected life of 3 years; expected volatility of 311%; expected dividend yield of 0% and a risk free interest rate of 6.0 percent and have been recorded as a consulting fee based upon total estimated fair value of $500,000. Options to purchase 1,200,000 shares for $525,000 were exercised in 1999. At December 31, 1999, options to purchase 800,000 shares were exercisable, consisting of 300,000 options at $.75 per share and 500,000 at $1.00 per share.

           ALFA INTERNATIONAL CORP. AND SUBSIDIARY
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     Warrants - Alfa issued 8,075 common stock purchase warrants in connection with the acquisition of Ty-Breakers in 1997. The warrants gave the holders the right to receive one share of Alfa common stock for $4.00 per share. These warrants expired in January 1999.

     Alfa issued 1,500,000 common stock purchase warrants in connection with the sale of common stock during 1997. These warrants gave the holders the right to purchase one share of common stock for $1.00 per share. A total of 150,000 were exercised in August 1998 and the Company received proceeds of $150,000. The remaining 1,350,000 warrants expired in July and August 1999.

     Alfa issued 136,250 common stock purchase warrants in connection with the sale of common stock during 1998. The warrants give the holder the right to purchase one share of common stock for $2.00 per share. These warrants expire at various times in 2000.

NOTE 5  - INCOME TAXES:

     Deferred tax asset is comprised of the following:


                                         December 31,
                                    ----------------------
                                       1999        1998
                                    ----------  ----------
Federal net operating loss
  carryforwards                     $1,934,000  $1,588,000
State net operating loss
  carryforwards, net of
  federal tax benefit                  274,000     227,000
                                    ----------  ----------
                                     2,208,000   1,815,000
Less: Valuation allowance            2,208,000   1,815,000
                                    ----------  ----------
                                    $      -    $      -

     The Company's effective tax rate differs from the expected federal income tax rate due to changes in the valuation allowance at December 31, 1999 and 1998.

     Management has determined, based on the Company's current condition, that a full valuation allowance is appropriate at December 31, 1999.

     At December 31, 1999, the Company had Federal net operating loss carryforwards of approximately $5,700,000 which expire beginning in 2004. The Company's issuance of shares during fiscal 1995 and subsequent thereto results in a "Change of Ownership" as defined by the Internal Revenue Code of 1986, which may limit the Company's use of these net operating loss carryforwards.